

• WINSLOW RESOURCES •



03024794



RECEIVED
JUL 21 2003
181

Interim Financial Statements

For the three months ended March 31, 2003



PROCESSED
JUL 30 2003
THOMSON FINANCIAL

B.C.S.C. Form 51-901.F

2500, 101 – 6th Avenue SW, Calgary, Alberta, Canada T2P 3P4

Schedule "A"

WINSLOW RESOURCES INC
BALANCE SHEETS
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002
(unaudited)

ASSETS

	March 31 2003	December 31 2002
CURRENT		
Cash	$ 316,430	$ 66,334
Accounts receivable	4,763	969
Prepaid expenses	8,508	1,426
Current portion of loan receivable	5,000	5,000
	334,701	73,729
MINING PROPERTY	661,075	665,275
CAPITAL ASSETS	411,174	406,900
LOAN RECEIVABLE	15,000	15,000
INVESTMENTS	1,700	-
	$ 1,423,650	$ 1,160,904

LIABILITIES & SHAREHOLDERS' EQUITY

	March 31 2003	December 31 2002
CURRENT		
Accounts payable and accrued	$ 84,607	$ 54,538
SHARE CAPITAL	7,767,337	7,501,263
DEFICIT	(6,428,294)	(6,394,897)
	1,339,043	1,106,366
	$ 1,423,650	$ 1,160,904

Director: *(signed) "Hugh G. Ross"*

Director: *(signed) "Hughes P. Salat"*

WINSLOW RESOURCES INC
STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDING MARCH 31, 2003
(unaudited)

	March 31 2003	March 31 2002
REVENUE	$ -	$ -
EXPENSES		
General & administrative	31,729	25,298
Production expense	1,050	
Depreciation	684	721
	33,463	26,019
LOSS BEFORE OTHER	33,463	26,019
OTHER		
Interest income	(66)	-
	(66)	-
NET LOSS FOR THE PERIOD	33,397	26,019
DEFICIT, beginning of period	6,394,897	6,241,491
DEFICIT, end of period	$ 6,428,294	$ 6,267,510
NET LOSS PER SHARE		
Basic	$ -	$ -
Diluted	$ -	$ -

WINSLOW RESOURCES INC
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDING MARCH 31, 2003
(unaudited)

	March 31 2003	March 31 2002
OPERATING ACTIVITIES		
Net income (loss)	$ (33,397)	$ (26,019)
Add (deduct) items not requiring cash		
Depreciation	684	721
	(32,713)	(25,298)
Change in non-cash working capital items	5,075	(21,245)
	(27,638)	(46,543)
FINANCING ACTIVITIES		
Net proceeds from common share issue	268,263	-
Change in non-cash working capital items	4,018	-
	272,281	-
INVESTING ACTIVITIES		
Increase (decrease) in due to related parties	-	(20,802)
Recovery of mining property	5,000	-
Exploration and development costs	(7,147)	-
Acquisition of capital assets	(2,500)	(109,831)
Change in non-cash working capital items	10,100	68,996
	5,453	(61,637)
INCREASE (DECREASE) IN CASH	250,096	(108,180)
CASH, BEGINNING OF PERIOD	66,334	168,254
CASH, END OF PERIOD	$ 316,430	$ 60,074

NOTES TO THE MARCH 31, 2003 INTERIM FINANCIAL STATEMENTS
(unaudited)

1. ACCOUNTING POLICIES

The interim financial statements of Winslow Resources Inc. ("Winslow" or the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements as at December 31, 2002. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 2002.

2. MINING PROPERTY

	Acquisition Costs	Exploration Costs	Mar 31/03 Total	Dec 31/02 Total
British Columbia	$ 283,489	$ 411,834	$ 695,323	$ 692,823
Ontario	112,160	4,980	117,140	117,140
	$ 395,649	$ 416,814	812,463	809,963
Less recovery of costs from the sale of mineral interests			(151,388)	(144,688)
			$ 661,075	$ 665,275

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Mar 31/03 Net	Dec 31/02 Net
Office equipment	$ 46,478	$ 36,551	$ 9,927	$ 10,611
Oil and gas - Canada				
Exploration & development	398,112	-	398,112	393,154
Well equipment	3,135	-	3,135	3,135
	$ 447,725	$ 36,551	$ 411,174	$ 406,900

The oil and gas assets were non-producing at March 31, 2003; therefore no depletion provision has been recorded.

4. SHARE CAPITAL

Issued

Voting Common Shares	Number of Shares	Stated Value
Balance - Dec 31, 2002	7,742,149	$ 7,501,263
Issued, net of costs	1,542,500	268,263
Flow-thru tax renunciation	-	(2,189)
Balance - Mar 31, 2003	9,284,649	$ 7,767,337

Reserved for Issuance

Stock Options	Number of Options	Weighted Avg. Exercise Price
Balance - Dec 31, 2002	1,145,000	$ 0.22
Granted	-	-
Exercised	-	-
Balance - Mar 31, 2003	1,145,000	$ 0.22
Exercisable	733,750	$ 0.26

Warrants	Number of Warrants	Weighted Avg. Exercise Price
Balance - Dec 31, 2002	2,249,250	$ 0.26
Granted	851,875	0.25
Exercised	-	-
Balance - Mar 31, 2003	3,101,125	$ 0.26

Winslow's authorized share capital consists of 100,000,000 voting common shares.

Schedule "B"

1. Analysis of Expenses and Deferred costs

Refer to Notes 2 and 3 to the Financial Statements attached hereto as Schedule "A" for a summary of Mining Property and Capital Assets.

General and administrative expenses for the period January 1, 2003 to March 31, 2003 are summarized as follows:

Salaries	$13,185
Consulting fees	9,000
Filing fees	4,520
Legal & accounting	3,525
Administration	1,499
TOTAL	$31,729

2. Related Party Transactions

The Company expensed consulting fees of $4,500 to a director's company.

Directors and Management subscribed for 912,500 Units ($182,500) of the Company's 1,512,500 Unit ($302,500) private placement in March, 2003.

3. Summary of Securities Issued and Options Granted During the Period

(a) Common Shares and Warrants Issued

On March 31, 2003, Winslow issued 1,512,500 Units at $0.20 per Unit. Each Unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.25 per share at any time on or before September 30, 2004. A commission of $16,125, 30,000 Units and 80,625 Broker Warrants were paid in conjunction with this financing. Each Broker Warrant entitles the holder to acquire one common share of the Company at a price of $0.20 per share at any time on or before March 31, 2004.

(b) Options Granted

There were no options granted during the period.

4. Summary of Securities Outstanding as at the End of the Reporting Period.

(a) Authorized Share Capital

Winslow's authorized share capital consists of 100,000,000 voting common shares without nominal or par value.

(b) Shares Issued and Outstanding

As of March 31, 2003, Winslow had 9,284,649 common shares issued and outstanding with a stated aggregate value of $7,767,337.

(c) Securities Reserved for Issuance

Type	Amount	Price	Expiry Date
Warrants	668,000	$ 0.32	Aug 13, 2003
Warrants	80,625	$ 0.20	Mar 31, 2004
Warrants	1,581,250	$ 0.24	Jul 10, 2004
Warrants	771,250	$ 0.25	Sep 30, 2004
Stock options	460,000	$ 0.32	Jun 01, 2006
Stock options	205,000	$ 0.16	Dec 04, 2006
Stock options	480,000	$ 0.16	Dec 12, 2007

(d) Shares Subject to Escrow or Pooling Agreements

There are currently no common shares of Winslow subject to Escrow or Pooling Agreements.

5. Directors and Officers

Directors

Hugh G. Ross
President & C.E.O., Gentry Resources Ltd.

Gerald N. Ross, Chairman
President, Ross Resources Inc.

Hughes P. Salat
Vice-President, Exploration & Operations

Officers

Hugh G. Ross, President & Chief Executive Officer
Ketan Panchmatia, Secretary/Treasurer
Hughes P. Salat, Vice-President, Exploration & Operations

Schedule "C"

MESSAGE TO SHAREHOLDERS

During the first quarter, Winslow continued efforts to evaluate a specialized seismic data processing technology. Negotiations for a Seismic Review Option on a nine square mile 3D seismic survey in southeast Saskatchewan were initiated with an industry partner, giving Winslow the opportunity to explore and earn rights to potential reservoirs in the Winnipegosis formation. Winslow will be completing the study and seeking drilling partners to pursue the play during 2003.

An option agreement on the Tulameen mineral property was finalized by the Company with Bright Star Ventures Ltd. of Vancouver, regarding the conditional sale of six mineral crown grants situated 200 kilometers east of Vancouver, near Princeton, British Columbia. The option agreement provides for total payments of $15,000 and issuance of 50,000 shares in the stock of that company; Winslow will retain a 2.5% NSR interest in these mining claims in the event of commercial production. The property is part of a large inventory of mineral properties that Winslow had acquired, retained and maintained in good standing from previous mining exploration ventures. The Company is actively searching for deals with respect to these assets as opportunity and market conditions permit.

On the last day of the quarter, Winslow completed a $302,500 private placement financing by issuing 1,512,500 Common Share Units, each at $0.20 per Unit. Each Unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $0.25 per share at any time on or before September 30, 2004. Proceeds from the financing are being used to fund the Company's ongoing capital exploration program as well as for general working capital purposes.

Corporate Information

directors

GERALD N. ROSS, CHAIRMAN
President
Ross Resources Inc.
Calgary, Alberta

HUGH G. ROSS
President & C.E.O.
Winslow Resources Inc.
Calgary, Alberta

HUGHES P. SALAT
Vice-President, Exploration & Operations
Winslow Resources Inc.
Calgary, Alberta

officers and management

HUGH G. ROSS
President & C.E.O.

KETAN PANCHMATIA
Secretary/Treasurer

HUGHES P. SALAT
Vice-President, Exploration & Operations

JOHN NELSON
Manager, New Ventures & Exploration

solicitors

Borden Ladner Gervais LLP
Calgary, Alberta

auditors

Roberts & Company
Chartered Accountants
Calgary, Alberta

bankers

Toronto Dominion Bank
Oil & Gas Group
Calgary, Alberta

registrar & transfer agent

Pacific Corporate Trust Company
Vancouver, B.C.

stock exchange

TSX Venture Exchange
Trading Symbol: WLR

head office

Suite 2500
101 – 6th Avenue SW
Calgary, Alberta T2P 3P4
Telephone: (403) 264-6161
Fax: (403) 266-3069


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: TSX-V: WLR	**March 12, 2003**

Winslow Announces Private Placement

Winslow Resources Inc. (the "Corporation") is pleased to announce that it proposes to complete a non-arm's length private placement of a minimum of 1,250,000 units ("Units") and a maximum of 2,000,000 Units of the Corporation at a subscription price of $0.20 per Unit, for gross proceeds of $250,000 to $400,000. Each Unit consists of one (1) common share ("Common Share") in the share capital of the Corporation and one-half of one (0.5) common share purchase warrant ("Warrant"). Every one (1) Warrant is exercisable into one (1) additional Common Share of the Corporation at an exercise price of $0.25 per share on or before eighteen (18) months after the date of issuance.

The subscription price per Unit was determined by negotiation between the Corporation and Canaccord Capital Corporation (the "Agent"). The proposed issuance of Units is subject to the conditional approval of the TSX Venture Exchange (the "Exchange") and the Corporation is required to file a formal application with the Exchange relating to the private placement within thirty (30) calendar days of this news release. It is anticipated that certain officers, directors and insiders of the Corporation will subscribe under the private placement. The private placement is subject to completion of formal documentation and receipt of regulatory approval.

As a result of the insiders' participation, the private placement of the Corporation may be classified as a "related party transaction" as such term is defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"). The Corporation currently anticipates that it will be able to rely upon valuation exemptions contained in Rule 61-501 or an equivalent exemption under applicable securities law.

The Corporation intends to use the proceeds from the private placement to fund its 2003 capital exploration program and general working capital.

It is anticipated that the transaction will close less than twenty-one (21) days after the filing of the material change report required by Rule 61-501 as the proposed private placement is scheduled to close on or before March 31, 2003.

The Corporation has retained the Agent to use its commercially reasonable efforts to effect the sale of the Units. The Agent will be paid a non-refundable corporate finance fee of 30,000 Units and will receive a cash commission of ten percent (10%) of the gross proceeds (five percent (5%) from related party subscriptions) from the offering. In addition, the Agent will receive agent warrants equal to ten percent (10%) of the number of Units sold pursuant to the offering (five percent (5%) of the number of Units sold to related parties). Each Warrant is exercisable into one (1) Common Share of the Corporation at an exercise price of $0.20 per Common Share for a period of twelve (12) months from closing of the private placement.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Enquiries:

John Nelson (403) 781-7100
Manager, New Ventures

Ketan Panchmatia (403) 264-6161
Secretary/Treasurer


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: TSX-V: WLR	**March 25, 2003**

Winslow Announces Cross of Shares

Winslow Resources Inc. (the "Corporation") is pleased to announce that a cross of 1,200,000 Common Shares of the Corporation (the "Traded Shares") at a purchase price of $0.22 per share was effected through the facilities of the TSX Venture Exchange. A total of 800,000 of the Traded Shares are held or controlled by Gerald N. Ross, a director of the Corporation, and were crossed to arm's length, public shareholders. Another 100,000 of the Traded Shares are held or controlled by John R. Nelson, a manager of the Corporation, and were crossed to arm's length, public shareholders. From the sale of the Traded Shares, the sellers intend to purchase Units of the Corporation pursuant to the private placement of the Corporation described in the Corporation's press release dated March 12, 2003.

As a result of the insiders' participation in the previously announced private placement of the Corporation, the private placement may be classified as a "related party transaction" as such term is defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"). The Corporation currently anticipates that it will be able to rely upon valuation exemptions contained in Rule 61-501 or an equivalent exemption under applicable securities law.

It is anticipated that the transaction will close less than twenty-one (21) days after the filing of the material change report required by Rule 61-501 as the proposed private placement is scheduled to close on or before March 31, 2003.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Enquiries:

John Nelson (403) 264-6161
Manager, New Ventures

Ketan Panchmatia (403) 264-6161
Secretary/Treasurer


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: TSX-V: WLR **April 03, 2003**

Winslow Announces Completion of Private Placement

Winslow Resources Inc. (the "Corporation") is pleased to announce that it has closed its previously announced private placement financing. The private placement consisted of 1,512,500 units ("Units") of the Corporation at a subscription price of $0.20 per Unit, for gross proceeds of $302,500. Each Unit consists of one (1) common share ("Common Share") in the share capital of the Corporation and one-half of one (0.5) common share purchase warrant ("Warrant"). Every whole Warrant is exercisable into one (1) additional Common Share of the Corporation at an exercise price of $0.25 per share on or before September 30, 2004.

Canaccord Capital Corporation (the "Agent") acted as agent to effect the sale of the Units. The Agent was paid a corporate finance fee of 30,000 Units and a cash compensation of $16,125. In addition, the Agent received 80,625 broker warrants ("Broker Warrants"). Each Broker Warrant is exercisable into one (1) Common Share of the Corporation at an exercise price of $0.20 per Common Share on or before March 31, 2004.

The private placement shares and any shares issued resulting from the exercise of the Warrants or the Broker Warrants are subject to a hold period of four months, expiring August 1, 2003.

The following table sets forth the particulars of all related party placees:

Name of Placee and Position	Insider	# of Units being acquired	Aggregate Subscription Amount	# and % of Post-closing outstanding shares
Ross Resources Inc./Gerry Ross, Director	yes	800,000	160,000	1,381,520 (14.9 %)
Hugh Ross, Director	yes	12,500	2,500	148,214 (1.6%)
John Nelson, Officer	yes	100,000	20,000	135,000 (1.5%)

The Board considered the proposed private placement and unanimously passed a resolution approving the terms of the private placement. In reviewing the terms of the private placement, management and the Board also considered the requirements of Ontario Securities Commission Rule 61-501. Sections 5.6 and 5.8 of Rule 61-501 provides an exemption from the formal valuation and minority shareholder approval requirements if the fair market value of the transaction, insofar as it involves all interested parties, is less than 25% of the issued market capitalization. The Corporation advises that the fair market value of all interested parties is $182,500, which is less than 25% of the Corporation's market capitalization.

As a result of the private placement, Ross Resources Inc. owns or exercises control or direction over 1,059,000 common shares of the Corporation representing approximately 11.4% of the issued and outstanding common shares of the Corporation. The acquisition was undertaken by Ross Resources Inc. for investment purposes and Ross Resources Inc. may, in the ordinary course of its business, increase or decrease its holdings in the Corporation.

Ross Resources Inc. is a private issuer controlled by Gerald Ross and Hugh Ross (Directors of the Corporation). As a result of the acquisition of Units by Ross Resources Inc., Gerald Ross owns or exercises control or direction over an aggregate of 1,381,520 common shares of the Corporation or 14.9% of the issued and outstanding common shares of the Corporation prior to the exercise of any convertible securities. Gerald Ross also exercises control or direction over an aggregate of 800,000 Warrants of the Corporation and holds options to purchase 140,000 common shares of the Corporation. Assuming exercise of all convertible securities held, Gerald Ross would own or control 2,321,520 (17.2%) of the fully diluted common shares of the Corporation then issued and outstanding. Mr. Ross may, in the ordinary course of his business, increase or decrease his holdings in the Corporation.

The Corporation intends to use the proceeds from the private placement to fund its 2003 capital exploration program and general working capital.

Winslow trades on the TSX Venture Exchange under the symbol "WLR" and currently has 9,284,649 common shares issued and outstanding.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

ENQUIRIES:

John Nelson, (403) 781-7100
Manager, New Ventures

Ketan Panchmatia (403) 264-6161
Secretary/Treasurer


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: WLR	**April 07, 2002**

Winslow Hunting Reefs in SE Saskatchewan

Winslow Resources Inc. (the "Company") has initiated two 3D seismic review options in SE Saskatchewan with an industry partner to explore for sub-Mississippian targets within the survey areas. A number of Devonian Winnipegosis formation reefs have been identified within the data and are under evaluation using a new seismic interpretation technique that provides for direct detection of hydrocarbons from seismic data.

The Company is pleased at the opportunity to apply the new technology to help determine the viability of the tool to distinguish hydrocarbon bearing from non-hydrocarbon bearing reefal structures. Winslow has an option to participate in drilling with its industry partner under favorable terms. Additional reef exploration projects are under consideration for future joint ventures.

Winlsow recognizes the upside potential for application of the new proprietary technology and is in the process of testing and evaluating seismic data templates over drilled reefs in Saskatchewan. The Company is also investigating additional seismic processing technologies that may compliment other interpretations and reduce the risk of drilling dry holes.

Winslow trades on the TSX Venture exchange under the symbol "WLR" and currently has 9,284,649 common shares issued and outstanding.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ENQUIRIES:

John Nelson, (403) 781-7100
Manager, New Exploration Ventures

Hughes Salat, (403) 781-7109
VP, Exploration


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: WLR	**May 2, 2003**

Winslow Templates Reef Wells in SE Saskatchewan

Winslow Resources Inc. (the "Company") has received results of reprocessed seismic data using a direct hydrocarbon indication technology. A number of drilled producing and non-producing Devonian age Winnipegosis reefs were templated and evaluated using an innovative seismic interpretation technique that provides for direct detection of hydrocarbons from seismic data. The method confirmed the presence or absence of hydrocarbons in all reservoirs studied. Results from the templates are now being used to compare to undrilled reef anomalies derived from the technology and observed on 3D seismic surveys in two core areas located in southeast Saskatchewan.

The results of the reef studies have been very favorable and provide Winslow and industry partners additional data to improve the probability of successfully locating and drilling hydrocarbon bearing Winnipegosis reef reservoirs. Hundreds of Winnipegosis reefs exist in southeast Saskatchewan, however, the exploration challenge has always been to differentiate wet or non-commercial reef reservoirs from commercially productive oil bearing reef reservoirs. Winslow is pleased to be testing an innovative technology that may significantly improve success rates for exploration of productive Winnipegosis reef reservoirs in Saskatchewan as well as other Devonian age reef reservoirs in the Western Canadian Basin.

Winslow trades on the TSX Venture Exchange under the symbol "WLR" and currently has 9,284,649 common shares issued and outstanding.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ENQUIRIES:

John Nelson, (403) 781-7100
Manager, New Ventures

Hughes Salat, (403) 781-7109
VP, Exploration


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: WLR	**May 29, 2003**

Winslow Signs Agreement to Explore for Reefs

Winslow Resources Inc. (the "Company") has signed agreements to participate with its industry partner in a new exploration venture targeting Devonian age Winnipegosis reefs in the Viewfield area of southeast Saskatchewan and has acquired a 25% interest in 1.5 sections of land covering key prospects in the area.

The Company and it's partner have reviewed results of a comprehensive reef study in the area using an innovative seismic interpretation technique that provides for direct detection of hydrocarbons from seismic data. Prospects derived from 3D seismic data in the Viewfield area and based on the new technology are being considered as potential drill targets for testing in the second quarter of this year.

Winnipegosis formation tests in the area are considered high risk; however, the area is in a fairway of established Winnipegosis reef production with wells less than 8 miles away having oil production from the Winnipegosis.

Winslow trades on the TSX Venture exchange under the symbol "WLR" and currently has 9,284,649 common shares issued and outstanding.

Enquiries:

John Nelson, (403) 781-7100
Manager, New Ventures

Hughes Salat, (403) 781-7109
VP, Exploration

2500, 101 – 6th Avenue SW, Calgary, AB T2P 3P4
Phone: (403) 264-6161 Fax: (403) 266-3069


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: TSX-V: WLR	**June 19, 2003**

Winslow Announces Private Placement

Winslow Resources Inc. (the "Corporation") is pleased to announce that it proposes to complete an arm's length brokered private placement of a minimum of 1,500,000 Flow-Through Common Shares ("Flow-Through Common Shares") and a maximum of 2,000,000 Flow-Through Common Shares of the Corporation at a subscription price of $0.20 per Flow-Through Common Share, for gross proceeds of $300,000 to $400,000.

The subscription price per Flow-Through Common Share was determined by negotiation between the Corporation and Canaccord Capital Corporation (the "Agent"). The proposed private placement is subject to the completion of formal documentation and the conditional approval of the TSX Venture Exchange (the "Exchange"). In addition, the Corporation is required to file a formal application with the Exchange relating to the private placement within thirty (30) calendar days of this news release.

The Corporation intends to use the proceeds from the private placement to fund its 2003 capital exploration program and to incur and renounce qualifying expenditures to the private placement subscribers.

The Corporation has retained the Agent to use its commercially reasonable efforts to effect the sale of the Flow-Through Common Shares. The Agent will be paid a corporate finance fee equal to ten percent (10%) of aggregate gross proceeds of the Offering, payable in common shares of the Company calculated at $.20 per share. In addition, the Agent will receive a Compensation Option entitling the Agent to purchase common shares up to ten percent (10%) of the number of Flow-Through Common Shares sold pursuant to the offering, exercisable for a period of eighteen (18) months from Closing Date and at the Offering Price.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Enquiries:

John Nelson (403) 781-7100
Manager, New Ventures

Ketan Panchmatia (403) 264-6161
Secretary/Treasurer

2500, 101 – 6th Avenue SW, Calgary, AB T2P 3P4
Phone: (403) 264-6161 Fax: (403) 266-3069


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: WLR	July 03 , 2003

Winslow to Drill Winnipegosis Reef

Winslow Resources Inc. (the "Company") has signed agreements to participate with its industry partners in drilling a Devonian-age Winnipegosis reef in the Viewfield area of southeast Saskatchewan. The drilling prospect was derived from 3D seismic data and based on a seismic interpretation technique that provides for direct detection of hydrocarbons from seismic data. The Company and it's partner have reviewed results of a comprehensive reef study in the area, have selected one drill location and will be evaluating three additional locations pending results of the first drill program. The Company will have a net 20% interest in the well.

The Viewfield area is located at the north end of a fairway of established Winnipegosis reef production that includes the Tablelands, Hitchcock, Macoun and Benson oil fields. Wells with oil production from the Winnipegosis are less than eight miles away from the Company's drill location. Significant discoveries have been made in the region. The Macoun field, twenty-eight kilometers south of Viewfield, has produced over 5.5 million barrels of oil from 22 wells with some wells having initial flow rates of over 1000 BOE/day and producing over one million barrels. The average producing Winnipegosis well on the trend has made over 175,000 barrels of oil.

Literally hundreds of reefs can be located in the region yet only a fraction are prolific oil producers. Winslow is optimistic the seismic interpretation, based on an application of the new seismic processing technology, will reduce much of the risk involved with determining which reef reservoirs are hydrocarbon bearing versus those that are barren.

Winslow trades on the TSX Venture exchange under the symbol "WLR" and currently has 9,284,649 common shares issued and outstanding.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ENQUIRIES:

John Nelson, (403) 781-7100
Manager, New Ventures

Hughes Salat, (403) 781-7109
VP, Exploration


•WINSLOW RESOURCES•

NEWS RELEASE

Trading Symbol: WLR	July 9, 2003

Winslow Spuds Reef Well in Saskatchewan

Winslow Resources Inc. (the "Company") and industry partners have initiated drilling a Devonian-age Winnipegosis reef test in the Viewfield area of southeast Saskatchewan. The 2200 meter exploratory oil well is expected to reach total depth within 14 days. Secondary reservoirs include the Duperow and Frobisher formations. The Company will have a net 20% interest in the well.

The drilling prospect was derived from 3D seismic data and based on conventional seismic analysis as well as a seismic interpretation technique that provides for direct detection of hydrocarbons from seismic data. The interpretation results suggest the well may encounter up to thirty meters of porous reservoir rock within the Winnipegosis reef.

Winslow has an interest in over 1,100 acres of deep rights in the immediate area and has identified three additional Winnipegosis reef targets to drill depending on results of this initial test.

Winslow trades on the TSX Venture Exchange under the symbol "WLR" and currently has 9,284,649 common shares issued and outstanding.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ENQUIRIES:

John Nelson, (403) 781-7100
Manager, New Ventures

Hughes Salat, (403) 781-7109
VP, Exploration

2500, 101 – 6th Avenue SW, Calgary, AB T2P 3P4
Phone: (403) 264-6161 Fax: (403) 266-3069